Item 30. Exhibit (d) viii.

Waiver Of Monthly Charges Rider

This rider provides a benefit if the Insured becomes totally disabled. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Rider Part Of The Policy

This rider is made a part of this policy as of its Rider Issue Date, in return for the application for this rider and the payment of monthly rider charges. The Rider Issue Date is shown in the Policy Specifications for this rider. Monthly rider charges are discussed later in this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider. This rider is in force from its Rider Issue Date or, if later, the date the first premium under this policy is paid.

Rider Benefit

This rider provides a benefit if the Insured becomes totally disabled. We will waive – that is, not deduct from the account value of the policy – the monthly charges for the policy due on specific Monthly Charge Dates.

This benefit will be provided after the Insured has been totally disabled for four months and all conditions of this rider are met. Subject to the other provisions of this rider, the Monthly Charge Dates for which this benefit will be provided are:

  Any Monthly Charge Date (except the Rider Date) during the first four months of the Insured's total disability; and
  Any Monthly Charge Date thereafter during the continuance of total disability but before the Insured's Attained Age reaches 65; and
  All Monthly Charge Dates thereafter, if total disability begins before Attained Age 60 and continues to Attained Age 65.

For any of these Monthly Charge Dates that have already passed at the time a claim is approved, the account value of this policy will be adjusted to reflect provision of these monthly benefits. We will not refund any premiums paid during the time we are approving a claim. The Rider Date is shown in the Policy Specifications for this rider.

If there is any policy debt while the Insured is totally disabled, the allowance of benefits under this rider does not guarantee that this policy will continue in force.

When Benefits End

The benefits under this rider will end when any of the following occurs:

  The Insured is no longer totally disabled; or
  Satisfactory proof of continued total disability is not given to us as required; or
  The Insured refuses or fails to have an examination we require; or
  The day before the Insured's Attained Age becomes 65, if total disability began when the Insured's Attained Age was 60 or older.

Exclusions

This rider does not provide any benefit for:

  Any Monthly Charge Date before the Insured's Attained Age 5;
  Total disability directly caused by any willfully and intentionally self-inflicted injury; or
  Total disability caused by war while the Insured is in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. "War" includes undeclared war and any act of war. "Country" includes any international organization or group of countries.

Limitation On Right To Increase Face Amount

Each increase in the Face Amount of the policy may cause an increase in the benefit amount for this rider. In certain cases, however, benefits under this rider cannot be increased. In those cases, we have the right to refuse an increase in the Face Amount. Those cases are:

  The rider benefits after the increase would exceed our published limits for such benefits;
  The Insured does not meet our underwriting requirements for the additional rider benefits; and
  A higher rating would apply to the additional rider benefits than to the existing benefits.

This limitation does not apply to any increase under the policy not requiring evidence of insurability.

Total Disability

Total disability is the incapacity of the Insured that:

  Is caused by sickness or injury; and
  Begins while this rider is in force; and
  For the first 24 months of any period of total disability, prevents the Insured from performing, for compensation, wage or profit, substantially all the duties of the Insured's occupation; and
  After total disability has continued for 24 months, prevents the Insured from engaging, for compensation, wage or profit, in any occupation the Insured is qualified to perform.

For the first 24 months of any period of total disability, the Insured's occupation is the Insured's usual work, employment, business, or profession at the time total disability began. After total disability has continued for 24 months, any occupation the Insured is qualified to perform means any work, employment, business, or profession the Insured is reasonably qualified to do based on education, training, or experience. Until the Insured reaches an age at which formal education may be legally ended, occupation means attendance at school.

Example: You are a full-time surgeon. You receive an injury to your hands that prevents you from performing surgery, but you can carry on a general medical practice. For the first 24 months, your occupation is surgeon. After that time, your occupation will be any that you are reasonably qualified to do based on your education, training, or experience. Since you can carry on a general medical practice, we would no longer consider you to be totally disabled.

For some conditions, we consider the Insured to be totally disabled even if the Insured is able to work. These conditions are the total loss of sight of both eyes, or the total loss of use of both hands, or both feet, or one hand and one foot. Any of these will be total disability as long as the loss continues.

Recurrent Disabilities

A period of total disability following an earlier period of total disability that was due to the same, or a related, condition may be considered to be a continuation of the earlier period. This depends on how much time passed from the end of the earlier period to the beginning of the current one. If less than 6 months have passed, we will consider it to be a continuation of the earlier period. If 6 months or more have passed, we will consider it to be a new period of disability.

EXAMPLE: You were totally disabled for 10 months because of a severe knee injury. Two weeks after you recover, your knee fails and you are totally disabled again. We consider this to be a continuation of the earlier period of total disability.

NOTICE OF CLAIM

Notice of claim means written notice that the Insured is totally disabled and that a claim may be made under this rider. We require that this notice identify the Insured. Notice given by or for the Owner shall be notice of claim.

No benefit will be allowed unless this notice is given to us while the Insured is living. However, if it was not reasonably possible to give us notice of claim while the Insured was living, the delay will not reduce the benefit if notice is given as soon as reasonably possible.

PROOF OF CLAIM

Before any benefit is allowed, proof of claim must be given to us at our Administrative Office. Proof may be given by or for the Owner. Proof of claim means written proof, satisfactory to us, that:

  The Insured is totally disabled; and
  Total disability began while this rider was in force; and
  Total disability began before the Insured's Attained Age 65; and
  Total disability has continued for four months.

We have forms that are to be used to make a claim. They will be sent promptly upon request. As part of the proof of claim, we have the right to require an examination of the Insured at our expense by a physician chosen by us.

WHEN PROOF OF CLAIM MUST BE FURNISHED

Proof of claim must be received at our Administrative Office within one year after the notice of claim was given to us. However, if it was not reasonably possible proof of claim on time, the delay will not reduce the benefit if proof is given as reasonably possible.

PROOF OF CONTINUED DISABILITY

During the first two years after proof of claim is received, we may require satisfactory proof of continued disability at reasonable intervals. After two years, we may require proof not more than once a year. As part of this proof, we have the right to require an examination of the Insured at our expense by a physician chosen by us.

Proof of continued disability will not be required once the Insured has become Attained Age 65 if total disability began before the Insured was Attained Age 60.

RIDER CHARGES

Each month while this rider is in force, the rider charge equals the Waiver Charge Rate for the Insured's Attained Age multiplied by the sum of the policy monthly charges for the month excluding the rider charge for this rider. The Waiver Charge Rates are shown in the Policy Specifications for this rider.

Rider Premium Expense Factor

The Rider Premium Expense Factor is shown in the Policy Specifications for this rider. It is used to determine the premium expense charge and the net premium. See the Net Premium provision in Part 2 of the policy.

While this rider is in force, premium payments made on this policy will be allocated to each segment of the policy Face Amount and to any benefit rider this policy has, including this rider. This allocation will be made on a pro rata basis using the Premium Expense Factor for each segment of the policy Face Amount, the Rider Premium Expense Factor for each rider, and the Rider Premium Expense Factors for any increases in each rider.

Contestability

We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years after its Rider Issue Date. The Rider Issue Date is shown in the Policy Specifications for this rider.

Termination Of This Rider

While monthly charges for this rider are being deducted from the account value of this policy, this rider will continue in force to, but not including, the Policy Anniversary Date on which the Insured's Attained Age becomes 65. However, any benefits under this rider for which the Insured qualified before termination may be claimed after termination as specified in the Notice Of Claim provision.

Cancellation Of This Rider

This rider may be cancelled by the Owner's written request. Such cancellation will take effect on the policy Monthly Charge Date that is on, or precedes, the date we receive the written request.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ RJ O'Connell	/s/ Ann F. Lomeli
PRESIDENT	SECRETARY

POLICY SPECIFICATIONS WAIVER OF MONTHLY CHARGES RIDER

POLICY NUMBER:	123456789
INSURED:	JOHN A. DOE
RIDER ISSUE AGE AND GENDER:	35 MALE
RIDER DATE:	JANUARY 1, 2001
RIDER ISSUE DATE:	JANUARY 1, 2001
DISABILITY BENEFIT CLASS:	PREFERRED NONTOBACCO
RIDER PREMIUM EXPENSE FACTOR:	190.00

MONTHLY RIDER CHARGE RATES

	WAIVER		WAIVER		WAIVER
ATTAINED	CHARGE	ATTAINED	CHARGE	ATTAINED	CHARGE
AGE	RATE	AGE	RATE	AGE	RATE

35	0.072	45	0.096	55	0.228
36	0.072	46	0.108	56	0.240
37	0.072	47	0.120	57	0.240
38	0.072	48	0.132	58	0.240
39	0.072	49	0.144	59	0.189
40	0.072	50	0.156	60	0.168
41	0.072	51	0.168	61	0.108
42	0.084	52	0.180	62	0.060
43	0.084	53	0.204	63	0.024
44	0.096	54	0.216	64	0.012